--------------------------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. __ )*

                                ND HOLDINGS, INC
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                                (Name of Issuer)

                                  COMMON SHARES
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                         (Title of Class of Securities)

                                   628945 10 7
                                -----------------
                                 (CUSIP Number)

                                  RICHARD BARONE
                                  ANCORA CAPITAL
                               ONE CHAGRIN HIGHLANDS
                           2000 AUBURN DRIVE, SUITE 420
                              CLEVELAND, OHIO 44122
                                 (216) 825-4000
 -------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notice and Communications)

                                AUGUST 28, 2001
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

Check the following box if a fee is being paid with the statement |___|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
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CUSIP NO. 628945 10 7
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1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Richard A. Barone / SS # ###-##-####
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|
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3 SEC USE ONLY
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4 SOURCE OF FUNDS*
00
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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e) |_|
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6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Ohio
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                  7    SOLE VOTING POWER
NUMBER OF                130,000
SHARES
BENEFICIALLY       ------------------------------------------------------------
OWNED BY          8    SHARED VOTING POWER
EACH                           0
REPORTING          ------------------------------------------------------------
PERSON            9    SOLE DISPOSITIVE POWER
WITH                     130,000
                   ------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         210,000
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         340,000
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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
               |_|
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               5.23 %
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
               IN
-------------------------------------------------------------------------------
   *SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.
                            Amendment to Schedule 13D

Item 1.           Security and Issuer

     This Statement relates to the shares of Common Stock (the "Shares") of ND Holdings, Inc. The address of Issuer's principal officers is One North Main, Minot, ND 58703.

Item 2.           Identity and Background

     This initial Statement is filed on behalf of all persons and entities and participants of Richard A. Barone, an individual (hereinafter "Mr. Barone"). The aforementioned person and entities are collectively referred to herein as the "Filing Persons". The business address of the aforementioned persons and entities is One Chagrin Highlands, 2000 Auburn Drive, Suite 420, Cleveland, Ohio 44122.

     The Filing Persons each disclaim membership in a Group as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934 and the Rules and Regulations promulgated thereunder. However, because of the relationships between and among the Filing Persons described herein, they determined to make this filing.

     Ancora Capital is a business name whereby businesses and individuals at the address indcated above are operating. Ancora Capital is not a legal entity and is not associated with Fifth Third Investment Advisors. Rather, Mr. Barone and B/D Holdings Inc. are doing business under the organization name of Ancora Capital. B/D Holdings Inc., an entity incorporated under the laws of the State of Nevada (hereinafter "BDH") is a broker-dealer. Mr. Barone is the controlling shareholder of BDH; an indiviual investor; porfolio manager of the Fifth Third (Maxus) Multi Cap Value Fund, Fifth Third (Maxus) Micro Cap Value Fund, and the Fifth Third (Maxus) Strategic Income Fund, all of which are registered under the Investment Company Act of 1940; and investment advisor of Fifth Third Investment Advisors for privately managed client accounts managed by Fifth Third Investment Advisors.

     The Fifth Third (Maxus) Multi Cap Value Fund, Fifth Third (Maxus) Micro Cap Value Fund, Fifth Third (Maxus) Strategic Income Fund and Fifth Third Investment Advisors are managed by Fifth Third Bankcorp. Fifth Third Bancorp (hereinafter "FTB"), an Ohio corporation, is a registered financial holding company and a bank holding company. FTB provides a diversified range of banking and nonbanking services and products. FTB's principal office is located in Cincinnati, Ohio and its common stock is traded in the over-the-counter market through The Nasdaq National Market under the symbol ``FITB.''

Item 3.           Source and Amount of Funds or Other Consideration

     BDH owns no Shares directly but BDH may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) 290,000 Shares purchased by BDH for the account of its investment clients. BDH disclaims beneficial ownership of such Shares.

Item 4.           Purpose of Transaction

     The Filing Persons acquired Shares to establish investment positions in the Issuer. Subject to market and business conditions and other factors, the Filing Persons may purchase additional shares, maintain their present ownership of shares or sell some or all of the shares.

Item 5.           Interest in Securities of the Issuer

     Set forth below for the Filing Persons, in the aggregate, is the number of Shares which may be deemed to be beneficially owned as of August 28, 2001, and the percentage of the Shares outstanding represented by such ownership (based on 6,499,740 shares outstanding):

Name:                              No. of Shares         Percent of Class

B/D Holdings Inc.(1)                 160,000                   2.46 %

Richard Barone(2)                    130,000                   2.00 %

Fifth Third Mutual                         0                   0.00 %
Funds(3)

Fifth Third Managed                   50,000                   0.77 %
Accounts(4)

Total(5)                             340,000                   5.23 %

(1) These Shares are owned by investment clients of BDH who may be deemed to beneficially own these Shares by reason of their power to dispose of such Shares. BDH disclaims beneficial ownership of all such Shares.
(2) Shares owned directly by Mr. Barone as an individual investor and are held at BDH.
(3) Mr. Barone owns no shares directly but, by virtue of his positions as Portfolio Manager of the Fifth Third (Maxus) Multi Cap Value Fund, Fifth Third (Maxus) Micro Cap Value Fund, and the Fifth Third (Maxus) Strategic Income Fund, all of which are registered under the Investment Company Act of 1940, he may be deemed to beneficially own 0 shares. Mr. Barone disclaims beneficial ownership of all such Shares.
(4) Mr. Barone owns no shares directly but, by virtue of his positions as investment advisor of Fifth Third Investment Advisors for privately managed client accounts managed by Fifth Third Investment Advisors, he may be deemed to beneficially own 50,000 shares. Mr. Barone disclaims beneficial ownership of all such Shares.
(5) Mr. Barone owns 130,000 shares directly but, by virtue of his position as the controlling shareholder of BDH; an individual investor; porfolio manager of the Fifth Third (Maxus) Multi Cap Value Fund, Fifth Third (Maxus) Micro Cap Value Fund, and the Fifth Third (Maxus) Strategic Income Fund; and investment advisor of Fifth Third Investment Adviosrs for privately managed client accounts managed by Fifth Third Investment Advisors, he may be deemed to beneficially own 340,000 Shares. Mr. Barone disclaims beneficial ownership of 210,000 such shares.

Item 6.           Contracts, Arrangements, Understanding or
                  Relationships with Respect to Securities of the Issuer.

     Except as set forth in this Statement, there are no contracts, arrangements, understanding or relationships (legal or otherwise) among the Filing Persons or between any of the Filing Persons and any other person, with respect to any Shares.

Item 7.           Material to be Filed as Exhibits

Exhibit A Relevant Transactions in Shares.

                                   Signatures


         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, compete and correct.


                    Richard Barone

Date: 09/05/2001    by: /s/ Richard A. Barone
                    Richard A. Barone




1 Each individual listed above is a United States citizen.

2 The business address of the Filing Persons are as follows:  Richard A. Barone:
One Chagrin Highlands, 2000 Auburn Drive, Suite 420, Cleveland, Ohio 44122.

                          EXHIBIT A

                    ND Holdings Inc. (NDHI)
                   SECURITY CROSS REFERENCE

Date                                            Unit
Purchased               Quantity                Cost
---------              ----------              ------

4/06/01                  2,500                  0.68750
4/06/01                  4,500                  0.65625
4/06/01                  2,500                  0.65625
4/06/01                  7,500                  0.65625
4/06/01                  2,500                  0.65625
4/06/01                  5,000                  0.65625
4/16/01                  2,500                  0.76
4/17/01                  2,500                  0.77
4/17/01                  2,500                  0.77
4/17/01                  2,500                  0.75
4/17/01                  2,500                  0.75
4/17/01                  5,000                  0.77
4/17/01                  2,500                  0.76
4/17/01                  2,500                  0.76
4/17/01                  2,500                  0.77
4/17/01                  7,500                  0.75
4/17/01                  5,000                  0.77
4/17/01                  2,500                  0.77
4/18/01                  5,000                  0.78
4/18/01                  5,000                  0.79
4/18/01                  5,000                  0.79
4/18/01                  5,500                  0.79
4/18/01                  2,500                  0.79
4/18/01                  2,500                  0.80
4/18/01                  5,000                  0.78
4/18/01                  2,500                  0.78
4/18/01                  2,500                  0.78
5/10/01                  5,000                  0.74
5/10/01                  5,000                  0.74
5/10/01                  2,500                  0.73
5/10/01                  2,500                  0.73
5/11/01                  7,500                  0.74
5/11/01                  2,500                  0.74
5/11/01                 10,000                  0.74
5/16/01                  8,000                  0.726
5/16/01                 10,000                  0.726
5/16/01                  5,000                  0.726
5/17/01                  2,500                  0.77
5/17/01                  2,500                  0.77
5/22/01                  5,000                  0.85
5/22/01                  2,500                  0.87
5/22/01                  2,500                  0.82
5/22/01                  5,500                  0.87
5/22/01                  2,500                  0.84
5/22/01                  5,000                  0.82
5/22/01                  5,000                  0.82
5/22/01                  5,000                  0.82
5/22/01                  4,500                  0.85
5/22/01                  2,500                  0.85
5/22/01                  5,000                  0.82
5/25/01                  2,500                  0.85
5/25/01                  2,500                  0.85
6/01/01                  5,000                  0.77
6/07/01                 15,000                  0.86
6/29/01                  5,000                  0.90
7/05/01                  5,000                  0.90
7/05/01                  5,000                  0.90
7/05/01                  5,000                  0.90
7/05/01                  5,000                  0.90
7/05/01                  5,000                  0.90
7/05/01                  2,500                  0.90
7/05/01                  2,500                  0.90
7/05/01                  2,500                  0.92
7/05/01                  2,500                  0.92
7/09/01                  2,500                  0.92
7/09/01                  2,500                  0.92
7/16/01                  2,500                  0.89
7/16/01                  2,500                  0.91
7/16/01                  2,500                  0.93
7/16/01                  2,500                  0.93
7/17/01                  2,500                  0.89
7/17/01                  2,500                  0.89
7/17/01                  2,500                  0.89
7/17/01                  2,500                  0.89
7/17/01                  5,000                  0.90
7/17/01                  2,500                  0.90
7/17/01                  2,500                  0.92
7/23/01                  2,500                  0.87
7/23/01                  2,500                  0.87
7/25/01                  2,500                  0.92
7/25/01                  2,500                  0.92
8/17/01                  2,500                  0.90
8/17/01                  5,000                  0.89
8/21/01                  2,500                  0.93
8/27/01                  2,500                  0.87
8/27/01                  5,000                  0.87
8/28/01                  4,500                  0.88
                       -------
                       340,000